ImmunoCellular Therapeutics, Ltd.

21900 Burbank Boulevard

Woodland Hills, California 91367

January 14, 2010

Via Facsimile and Edgar

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549-0406

Re:	ImmunoCellular Therapeutics, Ltd.
Registration Statement on Form S-1
Filed December 23, 2009
File No. 333-163980

Dear Mr. Riedler:

This letter sets forth the response of ImmunoCellular Therapeutics, Ltd. (the “Company”) to your letter dated January 5, 2010 regarding the above-referenced Registration Statement. We have reproduced below the text of the Staff’s one comment, followed by the Company’s response. The numbered paragraph below corresponds to the numbered paragraph in your letter.

Staff Comment—General

1.	We note that you are seeking to register the resale of 1,200,000 shares of your common stock and 27,000,000 shares of your common stock underlying a warrant. Please supplementally confirm that the 1,200,000 shares of your common stock are outstanding and the 27,000,000 shares of your common stock are issuable upon the exercise of an outstanding warrant. Alternatively, please amend your registration statement to remove these shares. Once the shares are outstanding and/or the shares are issuable upon the exercise of an outstanding warrant, you may register the resale of those shares.

Mr. Jeffrey Riedler

January 14, 2010

Company Response

The Company hereby confirms that the 1,200,000 shares of common stock registered on the Registration Statement are issued and outstanding, and that the 27,000,000 shares of common stock registered on the Registration Statement are issuable upon the exercise of a warrant that is issued and outstanding.

*        *        *

Please confirm that the Staff has no further comments on the Company’s Registration Statement. Upon receiving such confirmation, the Company will request acceleration of the effective date of the Registration Statement.

Sincerely,

/s/ Manish Singh
Manish Singh, Ph.D.
President and CEO
ImmunoCellular Therapeutics, Ltd.

cc:	Jennifer Riegel (by facsimile to 202-772-9198)
Sanford J. Hillsberg
Marc Brown